Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 APR 16 AM 11:14

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

02028436

3 April 2002

SUPPL

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcements are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

M. Singleterry

Maria Singleterry
Assistant Secretary

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

cc Pamela Gibson
Shearman & Sterling

Enclosure

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

The Company was notified on 1 March 2002 that Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust (ESOT), had transferred a further 2519 ordinary shares of 10p each in Lattice Group plc to participants of the Lattice Group Short Term Incentive Scheme.

The Executive Directors of the Company, being beneficiaries under the ESOT, as with other Lattice Group employees, ceased to have a potential interest in these 2519 shares.

The Directors of Transco plc and Transco Holdings plc, being beneficiaries under the Trust, also ceased to have an interest in these shares.

4 March 2002

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP PLC

NOTIFICATION OF CHANGE TO DIRECTOR'S INTERESTS IN SHARES

The Company has been notified that Mr Steve Lucas, Executive Director, has sold 36,066 ordinary shares at £1.6625p per share today, 8 March 2002.

Mr Lucas' revised beneficial shareholding following this transaction is 60,866 Lattice Group plc ordinary shares of 10p each.

Mr Lucas is also a Director of Transco Holdings plc and Transco plc.

8 March 2002

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT
MADE TO
STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP PLC

The Company was notified on 11 March 2002 that Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust (ESOT), had transferred a further 12,700 ordinary shares of 10p each in Lattice Group plc to participants of the Lattice Group Short Term Incentive Scheme.

The Executive Directors of the Company, being beneficiaries under the ESOT, as with other Lattice Group employees, ceased to have a potential interest in these 12,700 shares.

The Directors of Transco plc and Transco Holdings plc, being beneficiaries under the Trust, also ceased to have an interest in these shares.

12 March 2002

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com
Rule 12g3-2(b) File No. 82-5110

ANNOUNCEMENT MADE TO STOCK EXCHANGE

LATTICE GROUP PLC

NOTIFICATION OF CHANGE TO DIRECTOR'S INTERESTS IN SHARES

The Company has been notified that Mrs Wendy Wybrew, wife of John Wybrew, Executive Director, has sold 100,000 ordinary shares at £1.6925 per share today, 13 March 2002.

Mr Wybrew's revised beneficial shareholding following this transaction is 162,763 Lattice Group plc ordinary shares of 10p each.

Mr Wybrew is also a Director of Transco Holdings plc and Transco plc.

13 March 2002

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

PURCHASE OF SHARES IN RESPECT OF THE LATTICE GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN

Lattice Group Trustees Limited, in its capacity as trustee of the Lattice Group All Employee Share Ownership Plan (AESOP), purchased 900,000 ordinary shares of 10p each in Lattice Group plc on 21 March 2002 at an average price of £1.6899 per ordinary share. These shares have been acquired in order to satisfy awards of shares to be made in April 2002 under the second accumulation period of the Partnership Shares element of the AESOP.

The Directors of the Company, being beneficiaries under the Trust, as with other employees, have a potential interest in the shares.

Similarly, the Directors of Transco Holdings plc and Transco plc, also being beneficiaries under the Trust, have a potential interest in the shares.

22 March 2002

THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

PURCHASE OF SHARES IN RESPECT OF THE LATTICE GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN

Lattice Group Trustees Limited, in its capacity as trustee of the Lattice Group All Employee Share Ownership Plan (AESOP), purchased a further 900,000 ordinary shares of 10p each in Lattice Group plc on 22 March 2002 at an average price of £1.6966 per ordinary share. These shares have been acquired in order to satisfy awards of shares to be made in April 2002 under the second accumulation period of the Partnership Shares element of the AESOP.

The Directors of the Company, being beneficiaries under the Trust, as with other employees, have a potential interest in the shares.

Similarly, the Directors of Transco Holdings plc and Transco plc, also being beneficiaries under the Trust, have a potential interest in the shares.

25 March 2002

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP plc

PURCHASE OF SHARES BY TRUSTEES OF THE LATTICE GROUP LONG TERM INCENTIVE SCHEME ("LTIS")

Mourant & Co. Trustees Limited, as Trustees of the LTIS, purchased 124,985 ordinary shares of 10p each in Lattice Group plc today, 28 March 2002. The shares were purchased at an average price of £1.7375 per ordinary share.

The Executive Directors of the Company, being beneficiaries under the Trust, as with other employees, have a potential interest in the shares. However, these shares have been purchased for the purpose of immediate transfer to certain former employees of subsidiaries who have left the Lattice Group due to special circumstances as defined in the Rules of the LTIS.

The Directors of Transco plc and Transco Holdings plc, being beneficiaries under the Trust, also have a temporary interest in the above shares.

28 March 2002

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com
Rule 12g3-2(b) File No. 82-5110

ANNOUNCEMENT MADE TO STOCK EXCHANGE

LATTICE GROUP PLC

NOTIFICATION OF CHANGES TO DIRECTORS' INTERESTS IN SHARES

LATTICE GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN (AESOP)

Lattice Group plc announces that on 28 March 2002, the Trustees of the AESOP awarded Lattice Group plc ordinary shares of 10p each to eligible Executive Directors under the Free Shares element of the AESOP at a price of 173.75p per share. Awards represent performance against targets for the calendar year 2001 and are capped at the maximum value of £3,000 permitted by the Inland Revenue under the AESOP Rules.

Shares must be held in trust for a minimum of five years to be fully tax free, unless the participant leaves for any of the special reasons defined in the Rules.

Details of awards to Executive Directors are as follows:

Name	**Beneficial Shareholding as at 27 March 2002**	**AESOP Free Shares awarded on 28 March 2002**	**Revised Beneficial Shareholding**
Steve Lucas	60,866	1,726	62,592
Nick Woollacott	139,098	1,726	140,824
John Wybrew	162,763	1,726	164,489

A total of 10,595,424 shares were allocated to Directors and employees under the AESOP Free Shares awards on 28 March 2002. The Executive Directors ceased to have a potential interest in these shares, other than those awarded to them as set out above.

2 April 2002